UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13G

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    (Amendment No.    1   )*

                 Bonneville Pacific Corporation
                        (Name of Issuer)

             Common Stock, $.01 par value per share
                 (Title of Class of Securities)

                          098904 20 4
                         (CUSIP Number)

                        December 7, 1998
    (Dave of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule 13d-1(b)
          [X]  Rule 13d-1(c)
          [ ]  Rule 13d-1(d)


    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       Page 1 of 20 Pages

                          SCHEDULE 13G

CUSIP No.    098904 20 4                                Page   2  of  20  Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Harold E. Dittmer

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / X /
                                                                     (b)  /   /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

               5   SOLE VOTING POWER
  NUMBER OF          14,118
   SHARES
BENEFICIALLY   6   SHARED VOTING POWER
  OWNED BY           897,343
    EACH
  REPORTING    7   SOLE DISPOSITIVE POWER
   PERSON            14,118
    WITH
               8   SHARED DISPOSITIVE POWER
                     897,343

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         911,461

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * /  /

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         12.6

12  TYPE OF REPORTING PERSON *
         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13G

CUSIP No.    098904 20 4                                Page   3  of  20  Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Frank A. Klepetko

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / X /
                                                                     (b)  /   /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

               5   SOLE VOTING POWER
  NUMBER OF          35,000
   SHARES
BENEFICIALLY   6   SHARED VOTING POWER
  OWNED BY           655,892
    EACH
  REPORTING    7   SOLE DISPOSITIVE POWER
   PERSON            35,000
    WITH
               8   SHARED DISPOSITIVE POWER
                     655,892

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          690,892

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * /  /

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         9.5

12  TYPE OF REPORTING PERSON *
         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13G

CUSIP No.    098904 20 4                                Page   4  of  20  Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Kenneth B. Salvagno

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / X /
                                                                     (b)  /   /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

               5   SOLE VOTING POWER
  NUMBER OF          19,954
   SHARES
BENEFICIALLY   6   SHARED VOTING POWER
  OWNED BY           655,892
    EACH
  REPORTING    7   SOLE DISPOSITIVE POWER
   PERSON            19,954
    WITH
               8   SHARED DISPOSITIVE POWER
                     655,892

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           675,846
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES *                        /   /

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         9.3
12  TYPE OF REPORTING PERSON *
         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13G

CUSIP No.    098904 20 4                                Page   5  of  20  Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         BP Investment Recovery Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / X /
                                                                     (b)  /   /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
         California

               5   SOLE VOTING POWER
  NUMBER OF          0
   SHARES
BENEFICIALLY   6   SHARED VOTING POWER
  OWNED BY           215,182
    EACH
  REPORTING    7   SOLE DISPOSITIVE POWER
   PERSON            0
    WITH
               8   SHARED DISPOSITIVE POWER
                     215,182

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         215,182

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * /  /

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         3.0

12  TYPE OF REPORTING PERSON *
         PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13G

CUSIP No.    098904 20 4                                Page   6  of  20  Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Campus Financial Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / X /
                                                                     (b)  /   /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
         California

               5   SOLE VOTING POWER
  NUMBER OF          0
   SHARES
BENEFICIALLY   6   SHARED VOTING POWER
  OWNED BY           215,182
    EACH
  REPORTING    7   SOLE DISPOSITIVE POWER
   PERSON            0
    WITH
               8   SHARED DISPOSITIVE POWER
                     215,182

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         215,182

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * /  /

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         3.0

12  TYPE OF REPORTING PERSON *
         CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13G

CUSIP No.    098904 20 4                                Page   7  of  20  Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         ANGIC, LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / X /
                                                                     (b)  /   /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
         Nevada

               5   SOLE VOTING POWER
  NUMBER OF          0
   SHARES
BENEFICIALLY   6   SHARED VOTING POWER
  OWNED BY           655,892
    EACH
  REPORTING    7   SOLE DISPOSITIVE POWER
   PERSON            0
    WITH
               8   SHARED DISPOSITIVE POWER
                     655,892

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         655,892

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * /  /

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         9.1

12  TYPE OF REPORTING PERSON *
         OO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13G

CUSIP No.    098904 20 4                                Page   8  of  20  Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Fresno Power Investors L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / X /
                                                                     (b)  /   /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
         California

               5   SOLE VOTING POWER
  NUMBER OF          0
   SHARES
BENEFICIALLY   6   SHARED VOTING POWER
  OWNED BY           680,892
    EACH
  REPORTING    7   SOLE DISPOSITIVE POWER
   PERSON            0
    WITH
               8   SHARED DISPOSITIVE POWER
                     680,892

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         680,892

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * /  /

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         9.4

12  TYPE OF REPORTING PERSON *
         PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13G

CUSIP No.    098904 20 4                                Page   9  of  20  Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         FCGP, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / X /
                                                                     (b)  /   /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
         California

               5   SOLE VOTING POWER
  NUMBER OF          0
   SHARES
BENEFICIALLY   6   SHARED VOTING POWER
  OWNED BY           680,892
    EACH
  REPORTING    7   SOLE DISPOSITIVE POWER
   PERSON            0
    WITH
               8   SHARED DISPOSITIVE POWER
                     680,892

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         680,892

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * /  /

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         9.4

12  TYPE OF REPORTING PERSON *
         CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13G

CUSIP No.    098904 20 4                                Page  10  of  20  Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Thomas A. Tinucci

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / X /
                                                                     (b)  /   /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

               5   SOLE VOTING POWER
  NUMBER OF          11,098
   SHARES
BENEFICIALLY   6   SHARED VOTING POWER
  OWNED BY           0
    EACH
  REPORTING    7   SOLE DISPOSITIVE POWER
   PERSON            11,098
    WITH
               8   SHARED DISPOSITIVE POWER
                     0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,098

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * /  /

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         0.2

12  TYPE OF REPORTING PERSON *
         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13G

CUSIP No.    098904 20 4                                Page  11  of  20  Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Joseph A. Wagda

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / X /
                                                                     (b)  /   /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

               5   SOLE VOTING POWER
  NUMBER OF          8,324
   SHARES
BENEFICIALLY   6   SHARED VOTING POWER
  OWNED BY           0
    EACH
  REPORTING    7   SOLE DISPOSITIVE POWER
   PERSON            8,324
    WITH
               8   SHARED DISPOSITIVE POWER
                     0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,324

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * /  /

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         0.1

12  TYPE OF REPORTING PERSON *
         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A). NAME OF ISSUER

           Bonneville Pacific Corporation, a Delaware corporation
(the "Company")

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

           50 West 300 South, Suite 300
           Salt Lake City, Utah  84101

ITEM 2(A). NAME OF PERSONS FILING

           This Schedule 13G is being filed by Harold E. Dittmer, an individual resident in California ("Dittmer"); Frank A. Klepetko, an individual resident in New York ("Klepetko"); Kenneth B. Salvagno, an individual resident in California ("Salvagno"); BP Investment Recovery Partners, L.P., a California limited partnership ("BPIRP"); Campus Financial Corporation, a California corporation ("Campus"); ANGIC, LLP, a Nevada limited liability company ("Angic"); Fresno Power Investors L.P., a California limited partnership ("FPI"); FCGP, Inc., a California corporation ("FCGP"); Thomas A. Tinucci, an individual resident in California ("Tinucci"); and Joseph A. Wagda, an individual resident in California ("Wagda").

           In this Schedule 13G, Dittmer, Klepetko, Salvagno, BPIRP, Campus, Angic, FPI, FCGP, Tinucci and Wagda are referred to collectively as the "Reporting Persons." The Reporting Persons may be deemed to have acted and/or to be acting together for the purpose of acquiring and/or holding their shares of Bonneville Stock (as defined in Item 2(d), below) and, accordingly, may be deemed to be a "group" within the meaning of Sections 13(d) and (g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. See Item 4(a). Such group is referred to in this
Schedule 13G as the "BPIRP Group."

           BPIRP and Halcyon Distressed Securities, L.P., a Delaware limited partnership ("Halcyon"), are parties to a Claims Purchase Cooperation Agreement, dated as of May 15, 1998 (the "Halcyon/BPIRP Agreement"), pursuant to which, among other things, (i) BPIRP acquired a right of first refusal with respect to the shares of Bonneville Stock held by Halcyon, (ii) BPIRP will be reimburse Halcyon, under certain circumstances, if Halcyon realizes a loss on the sale of its Bonneville Stock, and
(iii) BPIRP and Halcyon will share the proceeds, under certain circumstances, if Halcyon realizes a gain on the sale of its Bonneville Stock. The Reporting Persons are advised that Halcyon/Alan B. Slifka Management Company LLC, a Delaware limited liability company ("Halcyon LLC" and, together with Halcyon, the "Halcyon Companies"), is the sole general partner of Halcyon. By reason of the Halcyon/BPIRP Agreement, the Halcyon Companies may be deemed under Sections 13(d) and (g) of the Exchange Act and the rules and regulations thereunder to be members of the BPIRP Group; however, nothing contained in this Schedule 13G shall be deemed to be an admission by either of the Halcyon Companies that it is a member of the BPIRP Group for purposes of Sections 13(d) or (g) of the Exchange Act or any other purpose. The Halcyon Companies disclaim beneficial ownership of any shares of Bonneville Stock held by any of the Reporting Persons. The shares of Bonneville Stock reported on the cover pages of this
Schedule 13G do not include the shares of Bonneville Stock held by the Halcyon Companies. See Item 4.

                       Page 12 of 20 Pages

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICES OR, IF NONE,
RESIDENCE

          The principal business offices of the Reporting Persons are located at:

           650 Bercut Drive, Suite C
           Sacramento, California  95814

ITEM 2(C). CITIZENSHIP

           Each of BPIRP, Campus, FPI and FCGP are organized or incorporated under the laws of the State of California; Angic is organized under the laws of the State of Nevada; and each of Dittmer, Klepetko, Salvagno, Tinucci and Wagda is a citizen of the United States.

ITEM 2(D). TITLE OF CLASS OF SECURITIES

           Common  Stock,  $.01 par value per share  ("Bonneville
Stock"). The information set forth in this Schedule 13G reflects the November 3, 1998 reverse split of the Bonneville Stock on a 1-for-4 basis (the "reverse split").

ITEM 2(E). CUSIP NUMBER

           098904 20 4

ITEM 3.    IF THIS  STATEMENT IS FILED PURSUANT TO RULE 13D-1(B),
           OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS
           A:

           (a) [] Broker or dealer registered under Section 15 of the Exchange Act;
           (b) [] Bank as defined in Section 3(a)(6) of the Exchange Act;
           (c) [] Insurance company defined in Section 3(a)(19) of the Exchange Act;
           (d) [] Investment company registered under Section 8 of the Investment Company Act;
           (e) [] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
           (f) [] An employee benefit plan or endowment fund in
                  accordance with Rule 13d-1(b)(1)(ii)(F);
           (g) [] A parent holding company or control person in
                  accordance with Rule 13d-1(b)(1)(ii)(G);
           (h) [] A savings association as defined in Section 3(b)
                  of the Federal Deposit Insurance Act;
           (i) [] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
           (j) [] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

           If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

                       Page 13 of 20 Pages

ITEM 4.   OWNERSHIP

          (a)   Amount Beneficially Owned

                Substantially  all  of the shares  of  Bonneville
          Stock reported in this Schedule 13G were issued to the Reporting Persons pursuant to the Amended Chapter 11 Plan for the Estate of the Company, dated April 22, 1998 and effective as of November 2, 1998 (the "Plan"), in respect of creditor claims held by such persons against the Company. On November 12, 1998, the Reporting Persons filed this Schedule 13G, based upon certain assumptions and estimates set forth in the
          Company's Current Report on Form 8-K (File No. 0-14846), filed with the Securities and Exchange Commission on November 4, 1998 (the "Form 8-K").
          Subsequent to such filing, over a period of several days, certificates representing the shares of Bonneville Stock issuable to the Company's creditors under the Plan were distributed by the transfer agent of the Bonneville Stock (the "Transfer Agent") on the instructions of the Chapter 11 Bankruptcy Trustee for the Company (the "Trustee"). The Reporting Persons reviewed their certificates as they were received and held several discussions with the Trustee from such time through December 7, 1998 to resolve discrepancies between the Reporting Persons' records and the number of shares represented by the certificates received. The beneficial ownership of Bonneville Stock reported in this Amendment No. 1 to Schedule 13G is primarily based upon the certificates received by the Reporting Persons, certificates returned or to be returned to the Trustee and the verbal advice of the Trustee as to additional certificates to be distributed to the Reporting Persons pursuant to the Plan. As of the date of this Amendment No. 1 to Schedule 13G, certain issues with respect to the ownership of a portion of the Reporting Persons' creditor claims remain outstanding. The Reporting Persons believe that they were the owners of such claims, and as a result are entitled to the Bonneville Stock issuable under the Plan in respect of such claims. This Schedule 13G assumes that such issues will be resolved in favor of the Reporting Persons.

                As of December 10, 1998, the Reporting Persons as a group beneficially own an aggregate of 985,837 shares of Bonneville Stock, including 7,500 shares which Dittmer has the right to acquire within 60 days of December 10, 1998 pursuant to a stock option granted by the Company (the "Dittmer Option"). The Reporting Persons believe that, as of December 10, 1998, the
          Halcyon Companies beneficially own an additional 229,403 shares of Bonneville Stock. Accordingly, the BPIRP Group may be deemed to beneficially own an aggregate of 1,215,240 shares of Bonneville Stock. See
          Item 2(a), above.

                The shares held by BPIRP may be deemed to be beneficially owned by each of (a) Campus, as the sole general partner of BPIRP, and (b) Dittmer, as the sole shareholder of Campus.

                The shares held by Angic may be deemed to be beneficially owned by each of (a) FPI, Klepetko and Salvagno, as the members of Angic; (b) FCGP, as the sole general partner of FPI; and (c) Dittmer, as the sole shareholder of FCGP.

                The shares held by FPI may be deemed to be beneficially owned by each of (a) FCGP, as the sole general partner of FPI, and (b) Dittmer, as the sole shareholder of FCGP.

                       Page 14 of 20 Pages

          (b)  Percent of Class

                The percentages reported in this Item 4(b) assume that, as of December 10, 1998, there were an aggregate of 7,240,000 shares of Bonneville Stock outstanding, as estimated in the Form 8-K. As of December 10, 1998, the Reporting Persons as a group beneficially owned 13.6% of the Bonneville Stock outstanding. As of such date, the BPIRP Group, consisting of the Reporting Persons and the Halcyon Companies, beneficially owned an aggregate of 16.8% of the Bonneville Stock outstanding. The following chart sets forth, as of December 10, 1998, the percentage of the Bonneville Stock outstanding that may be deemed to be beneficially owned by each of the Reporting Persons (see Item 4(a), above):

                    Reporting Person    Percentage

                    Dittmer              12.6
                    Klepetko              9.5
                    Salvagno              9.3
                    BPIRP                 3.0
                    Campus                3.0
                    Angic                 9.1
                    FPI                   9.4
                    FCGP                  9.4
                    Tinucci               0.2
                    Wagda                 0.1

          (c)  Number of shares as to which such person has:

               (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                     The Reporting Persons, as a group, have sole
          voting power with respect to the Bonneville Stock beneficially owned by the Reporting Persons; however, voting power with respect to the majority of such shares is shared among certain members of the BPIRP Group. The following table sets forth the number of shares as to which each Reporting Person has the sole power to vote or direct the vote:

                    Reporting Person    Number of Shares

                    Dittmer               14,118
                    Klepetko              35,000
                    Salvagno              19,954
                    BPIRP                      0
                    Campus                     0
                    Angic                      0
                    FPI                        0
                    FCGP                       0
                    Tinucci               11,098
                    Wagda                  8,324

                       Page 15 of 20 Pages

               (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                     The following table sets forth the number of shares of Bonneville Stock as to which each Reporting
          Person has the shared power to vote or direct the vote:

                    Reporting Person    Number of Shares

                    Dittmer              897,343
                    Klepetko             655,892
                    Salvagno             655,892
                    BPIRP                215,182
                    Campus               215,182
                    Angic                655,892
                    FPI                  680,892
                    FCGP                 680,892
                    Tinucci                    0
                    Wagda                      0

                     BPIRP, Campus and Dittmer share voting power
          with respect to the 215,182 shares held by BPIRP. Angic, FPI, FCGP, Dittmer, Klepetko and Salvagno share voting power with respect to the 655,892 shares held by Angic. FPI, FCGP and Dittmer also share voting power with respect to the 25,000 shares held by FPI. See Item 4(a) above. Dittmer also may be deemed to share voting power with Judith K. Dittmer, his spouse, with respect to 1,269 shares issued or to be issued to an individual retirement account for the benefit of Mrs. Dittmer pursuant to the Plan.

               (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE
                     DISPOSITION OF

                     The Reporting Persons, as a group, have sole
          disposition power with respect to the Bonneville Stock beneficially owned by the Reporting Persons; however, disposition power with respect to the majority of such shares is shared among certain members of the BPIRP Group. The following table sets forth the number of shares which each Reporting Person has the sole power to dispose or direct the disposition of:

                    Reporting Person    Number of Shares

                    Dittmer               14,118
                    Klepetko              35,000
                    Salvagno              19,954
                    BPIRP                      0
                    Campus                     0
                    Angic                      0
                    FPI                        0
                    FCGP                       0
                    Tinucci               11,098
                    Wagda                  8,324

                       Page 16 of 20 Pages

               (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE
                     DISPOSITION OF

                     The following table sets forth the number of
          shares  on Bonneville Stock which each Reporting Person
          has   shared   power  to  dispose  or  to  direct   the
          disposition of:

                    Reporting Person    Number of Shares

                    Dittmer              897,343
                    Klepetko             655,892
                    Salvagno             655,892
                    BPIRP                215,182
                    Campus               215,182
                    Angic                655,892
                    FPI                  680,892
                    FCGP                 680,892
                    Tinucci                    0
                    Wagda                      0

                BPIRP, Campus and Dittmer share dispositive power
          with respect to the 215,182 shares held by BPIRP. Angic, FPI, FCGP, Dittmer, Klepetko and Salvagno share dispositive power with respect to the 655,892 shares held by Angic. FPI, FCGP and Dittmer also share dispositive power with respect to the 25,000 shares held by FPI. See Item 4(a) above. Dittmer also may be deemed to share dispositive power with Judith K. Dittmer, his spouse, with respect to 1,269 shares issued or to be issued to an individual retirement account for the benefit of Mrs. Dittmer pursuant to the Plan.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If  this  statement is  being filed to report the  fact
that as of the date hereof the reporting person has ceased to  be the  beneficial owner of more than five percent of the  class  of
securities, check the following [    ].

ITEM  6.  OWNERSHIP  OF  MORE  THAN  FIVE PERCENT  ON  BEHALF  OF
ANOTHER PERSON

          Not applicable.

ITEM 7.   IDENTIFICATION  AND CLASSIFICATION  OF  THE  SUBSIDIARY
          WHICH  ACQUIRED THE SECURITY BEING REPORTED ON  BY  THE
          PARENT HOLDING COMPANY

          Not applicable.

ITEM  8.  IDENTIFICATION  AND CLASSIFICATION  OF MEMBERS  OF  THE
          GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

                       Page 17 of 20 Pages

ITEM 10.  CERTIFICATIONS

          By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                           SIGNATURES

          After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: December 11, 1998
                                   /s/ Harold E. Dittmer
                              Harold E. Dittmer



                                   /s/ Frank A. Klepetko
                              Frank A. Klepetko



                                   /s/ Kenneth B. Salvagno
                              Kenneth B. Salvagno


                              BP Investment Recovery Partners, L.P.,
                              a California limited partnership

                              By: Campus Financial Corporation,
                                  its General Partner


                                By:   /s/ Harold E. Dittmer
                                Name:     Harold E. Dittmer
                                Title:    President

                       Page 18 of 20 Pages

                              Campus Financial Corporation,
                              a California corporation



                              By:   /s/ Harold E. Dittmer
                              Name:     Harold E. Dittmer
                              Title:    President


                              ANGIC, LLC,
                              a Nevada limited liability company

                              By:  Fresno Power Investors L.P., Member

                                By:  FCGP, Inc., its General Partner



                                   By:   /s/ Harold E. Dittmer
                                   Name:     Harold E. Dittmer
                                   Title:    President


                              Fresno Power Investors L.P.
                              a California limited partnership

                              By:  FCGP, Inc., its General Partner



                                By:   /s/ Harold E. Dittmer
                                Name:     Harold E. Dittmer
                                Title:    President


                              FCGP, Inc.,
                              a California corporation



                              By:   /s/ Harold E. Dittmer
                              Name:     Harold E. Dittmer
                              Title:    President

                       Page 19 of 20 Pages

                                   /s/ Thomas A. Tinucci
                              Thomas A. Tinucci



                                   /s/ Joseph A. Wagda
                              Joseph A. Wagda










                       Page 20 of 20 Pages